EXHIBIT 99.1

ANNUAL INFORMATION FORM

(“AIF”)

of

PRETIUM RESOURCES INC.

(the “Company” or “Pretivm”)
#1600 – 570 Granville  Street
Vancouver, British Columbia
V6C 3P1

Telephone:  604-558-1784
Facsimile:  604-558-4784
Website:  www.pretivm.com
E-mail:  invest@pretivm.com

For the Year Ended December 31, 2010
Dated:  March 21, 2011

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TABLE OF CONTENTS

PRELIMINARY NOTES	1
Effective Date of Information	1
Currency	1
Note Regarding Forward Looking Statements	1
National Instrument 43-101 Definitions	2

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4
Overview	4
Strategy and Objectives	5
Acquisition of the Combined Project Assets	5

NARRATIVE DESCRIPTION OF THE BUSINESS	6
Details of the Snowfield Project	6
Details of the Brucejack Project	6
The Combined Project	28

DIVIDENDS	36

DESCRIPTION OF CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	36

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANFER	36

DIRECTORS AND OFFICERS	37
Name and Occupation	37
Shareholdings of Directors and Senior Officers	37
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	38
Conflicts of Interest	38

AUDIT COMMITTEE INFORMATION	39

RISK FACTORS	40

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	51

PROMOTER	51

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51

AUDITORS, TRANSFER AGENT AND REGISTRAR	51

MATERIAL CONTRACTS	51

INTEREST OF EXPERTS	52

ADDITIONAL INFORMATION	52

APPENDIX I AUDIT COMMITTEE CHARTER	A1

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PRELIMINARY NOTES

 Effective Date of Information

This AIF is dated March 21, 2011, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2010, being the date of the Company’s most recently audited financial year end.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

This AIF contains “forward looking information” within the meaning of applicable Canadian securities legislation. Forward looking information may include, but is not limited to, information with respect to the anticipated production and developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, costs and timing of development of the Combined Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, the composition of our board of directors and committees, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward looking information. Forward  looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward looking information, including, without limitation:

•	risks related to commodity price fluctuations, including gold price volatility;
•	risks related to the development and operation of a mine or mine property;
•	risks related to the fact that we are a new company with no mineral properties in production or development and no history of production or revenue;
•	risks related to development of the Combined Project as set out in the Preliminary Economic Assessment;
•	uncertainties related to title to our mineral properties and surface rights;
•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	risks related to governmental regulations, including environmental regulations;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;
•	uncertainty relating to potential inability to attract development partners;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits that have been obtained;
•	risks related to integration and transition of the Combined Project Assets;
•	risks related to Silver Standard’s share ownership, ability to influence our governance and possible market overhang;
•	risks related to our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	risks related to general economic conditions;
•	recent market events and conditions; and
•	currency fluctuations.

This list is not exhaustive of the factors that may affect any of our forward looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere in this Prospectus. Our forward looking information is based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Resource
The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person
The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the BCBCA on October 22, 2010. Our head office is located at 1600 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Intercorporate Relationships

We currently have one wholly-owned subsidiary, Pretivm Exploration Inc. (formerly 0890693 B.C. Ltd.) (“Pretivm Exploration”), which holds the Snowfield Project and the Brucejack Project and the assets related thereto.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project, which are advanced stage exploration projects located in north-western British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.  See “General Development and Business of the Company — Strengths”.

The Brucejack Project (the “Brucejack Project” or “Brucejack”) is a gold-silver exploration project located approximately 65 kilometres north of the town of Stewart in northwest British Columbia.  As at February 18, 2011, measured mineral resources at the Brucejack Project total 0.85 million ounces of gold and 28.42 million ounces of silver. Indicated mineral resources total 7.34 million ounces of gold and 87.78 million ounces of silver. Inferred mineral resources total 12.56 million ounces of gold and 151.22 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Brucejack Project.  In addition, grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold and silver resources of:

•
903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated mineral resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne); and

•	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

See “Details of the Brucejack Project”.

The Snowfield Project (the “Snowfield Project” or “Snowfield”) is a gold-copper exploration project located immediately north of the Brucejack Project. As at February 18, 2011 measured mineral resources at the Snowfield Project total 4.98 million ounces of gold, 380 million pounds of copper and 10.33 million ounces of silver. Indicated mineral resources total 20.93 million ounces of gold, 2,600 million pounds of copper and 65.44 million ounces of silver. Inferred mineral resources total 9.03 million ounces of gold, 1,100 million pounds of copper and 50.96 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Snowfield Project.  The average gold grade was 0.82 g/t for measured mineral resources, 0.55 g/t for indicated mineral resources and 0.34 g/t for inferred mineral resources.  The Snowfield Project also contains molybdenum and rhenium. See “Details of the Snowfield Project”.

Strategy and Objectives

Our strategy is to grow our business through exploration and acquisition of quality precious metals projects. The Snowfield Project and the Brucejack Project are our initial projects. We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.  We are committed to growth through both grass roots exploration and using our extensive industry experience to seek out superior precious metal opportunities.

Acquisition of the Combined Project Assets

Acquisition Agreement

We acquired the Brucejack Project and the Snowfield Project (together, the “Combined Project”) together with other associated assets (the “Combined Project Assets”) (the “Acquisition”), pursuant to an acquisition agreement with Silver Standard Resources Inc. (“Silver Standard”) dated October 28, 2010, as amended (the “Acquisition Agreement”) for an aggregate acquisition price of $450 million, consisting of a cash payment of $215,020,000 and the issuance of a total of 36,163,333 shares, including those issued upon conversion of the Note, or approximately 42.31% of our issued and outstanding Common Shares calculated on a fully diluted basis. The Combined Project ranks among the five largest gold-copper mineral systems in North America based on total contained gold resources. See “General Development and Business of the Company — Strengths”.

Silver Standard granted Pretivm an option to acquire the interest of Silver Standard and its affiliates, to the extent freely transferrable or transferrable with consent, in mineral and property rights over the area to the east between the Combined Project and Highway 37 and to the south between the Combined Project Assets and Stewart and certain other assets. The option was exercised for $100 on January 19, 2011. The Company is currently finalizing the transfer of some of the assets included in the option.

Other Related Agreements

We entered into an investor rights agreement (the “Investor Rights Agreement”) with Silver Standard that provided that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

•
Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares and securities convertible or exchangeable into Common Shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees);

•
Silver Standard and its affiliates have the right to maintain their proportionate ownership of our Common Shares by participating pro rata in the issuance by us of Common Shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell their Common Shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

We also entered into a transition services agreement (the “Transition Services Agreement”) with Silver Standard pursuant to which, among other things, Silver Standard provides us with certain administrative services for the purpose of transitioning the ownership of the Combined Project Assets, which may include providing, at the request of Pretivm, general corporate management and support services in respect of financings; reception, secretarial, office management and communications services; use of general office equipment and office supplies; day-to-day cash management, bookkeeping and ongoing record keeping services; support services in relation to communications with shareholders of Pretivm for regulatory purposes, including annual and quarterly reports, shareholder mailings and meetings; attending to filings and reporting as may be required in the normal course of business with applicable governmental and regulatory authorities on behalf of Pretivm; maintaining records in relation to the mineral properties of Pretivm, including filing of assessment work; and communicating with Pretivm’s professional advisors, including, without limitation, its solicitors, auditors, fiscal agents and independent consultants, with respect to general corporate matters regarding Pretivm. Unless terminated earlier in accordance with its terms, the Transition Services Agreement will terminate on December 21, 2011. We have the right to terminate the Transition Services Agreement at any time on 30 days’ written notice. Silver Standard has the right to terminate the Transition Services Agreement with effect at any time from and after the date which is six months after the date of Closing on 60 days’ prior written notice. Silver Standard is paid a fee under the Transition Services Agreement calculated as its cost of providing the services plus a 10% mark-up. We do not expect the costs to be incurred by us under the Transition Services Agreement to be material.

NARRATIVE DESCRIPTION OF THE BUSINESS

Details of the Brucejack Project

Unless otherwise stated, the information, tables and figures in this section relating to the Brucejack Project are derived from, and in some instances are extracts from, the report entitled “Technical Report and Updated Resource Estimate on the Brucejack Property” (the “Brucejack Report”) which was prepared by Tracy Armstrong, P.Geo., Fred Brown, Pr.Sc.Nat. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. in compliance with NI 43-101.

Project Description and Location

The Brucejack Project consists of six mineral claims totalling 3,199.28 ha in area and all claims are in good standing until January 31, 2017.

The majority of the Brucejack Project also falls within the boundaries of the Cassiar-Iskut-Stikine LRMP area, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

The Brucejack Project is situated at approximately latitude 56°31’5”N by longitude 130°12’18”W, approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine. The coordinates used in the Brucejack Report are located relative to the NAD83 UTM coordinate system.  The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt.

In December 2010, pursuant to the Acquisition Agreement with Silver Standard, Pretivm became the owner of the Brucejack Project, and retains a 100% outright interest, subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

Figure 1:                      Location of the Brucejack Project and the Snowfield Project

The current resources, as reported on in the Brucejack Report, are comprised of nine different zones on the Brucejack Project: the West, West Zone Footwall, Bridge, Bridge Zone Halo, Shore, Galena Hill, Gossan Hill, SG and Valley of Kings (“VOK”) Zones.

West Zone

The West Zone gold-silver deposit is hosted by a north-westerly trending band of lower Jurassic (Unuk River member, Hazelton Group) andesitic and lesser sedimentary rocks, 400 metres to 500 metres wide, that pass between two intrusive bodies of plagioclase-hornblende porphyry. The supracrustal rocks are steeply inclined to the northeast and display varying degrees of brittle-ductile deformation and moderate to intense hydrothermal alteration, particularly where the precious metal deposit has been outlined.

The deposit itself comprises at least 10 quartz veins and quartz stockwork shoots, the longest of which has a strike length of 250 metres and a maximum thickness of about 6 metres. Most mineralized shoots have vertical extents that are greater than their strike lengths. It appears that ductile shearing generated the dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals.

West Zone Footwall Zone

The West Zone Footwall Zone is located along the entire footwall of the West Zone. It lies approximately 50 metres to 200 metres south-west of the West zone and was intersected by holes SU-63, SU-98 and SU-100. These holes cover an area 600 metres long. Resources are currently Inferred only.

Bridge Zone

Drilling has determined that the bulk of the gold mineralization at the Bridge Zone is hosted by plagioclase-hornblende porphyry intrusive rock that in general is moderately sericite-chlorite altered, with disseminated and stringer pyrite making up a few percent of the rock by volume. Quartz ± chlorite ± sericite veins, 20-200 centimetres in thickness, were intermittently intersected by the drill holes, and these commonly contain minor to trace amounts of pyrite, sphalerite, galena, molybdenite and unknown dark grey, silver-bearing sulfosalt(s).

Bridge Zone Halo Zone

The Bridge Zone Halo Zone was modeled separately from the Bridge Zone as a low grade halo in order to ensure that all potentially economic mineralization was captured for mineral resource estimation. The Halo Zone was subsequently modeled using a 0.20 g/t of gold grade shell.

Galena Hill Zone

The prospect area known as Galena Hill is marked by widespread iron oxide staining of altered meta-andesite. Drilling, detailed geological mapping and channel rock-sampling indicate that there is a system of east-west and northeast-southwest trending quartz veins and quartz stockwork which, as a whole, define a zone of hydrothermal alteration and mineralization that is at least 400 metres long and 200 metres wide.

As in the West Zone, gold mineralization at the Galena Hill Zone is preferentially associated with quartz veins, although the sericite-altered, andesitic host rocks are typically mineralized with disseminated pyrite and have geochemically anomalous gold contents, generally in the 100 to 500 parts per billion of gold range. In some veins, trace amounts of native gold and electrum are accompanied by minor to occasionally substantial amounts of sphalerite, chalcopyrite and galena.

Shore Zone

The Shore Zone is a zone of quartz veining hosted by foliated, sericite-altered andesite with a strike length of roughly 500 metres and a maximum width of 50 metres. The northwest-southeast trend of the zone is coincident with a pronounced structural lineament, likely a shear fault, which extends from the Brucejack Fault south-eastwards beneath Brucejack Lake.

The veins occur as stacked, en echelon, sigmoidal lenses up to 100 metres in length and 1.5 metre wide, although they are typically 20-40 metres long. Predominantly composed of quartz with minor carbonate and barite, the veins contain podiform sulphide mineralization consisting of varying amounts of pyrite, tetrahedrite, sphalerite, galena and arsenopyrite. Electrum has been observed in trace amounts. Silver is present in some of the highest concentrations observed in the Brucejack area.

SG Zone

The SG Zone is represented by an area of iron oxide-stained, sericite-altered rocks that occur adjacent to the northerly striking Brucejack Fault. Channel rock sampling done by Silver Standard and earlier workers tested a restricted zone of quartz stockwork veining close to the major fault as well as an east-striking, 150 metres long and 20-80 centimetres wide quartz vein that extends westwards from the stockwork.

VOK Zone

The VOK Zone was discovered by Esso in 1981 and was previously referred to as the Electrum Zone. It lies between the Bridge and Galena Hill Zones. Very little work has been completed on this zone, but what is currently known is that there are multi-kilogram intersections in parallel zones. The best intersection to date was in hole SU-12 which yielded 1.5 metres at 16,949 g/t gold and 8,697 g/t silver, (previously reported on as being part of the Galena Hill Zone). Resources are all currently classified as Inferred in this zone.

Gossan Hill Zone

The mineralized zone known as Gossan Hill is a circular area, about 300 metres in diameter, of intense quartz-sericite-pyrite alteration developed in Jurassic andesite of the Unuk River member of the Betty Creek formation. This visually impressive alteration zone is host to at least eleven quartz vein and quartz stockwork structures most of which trend east-west and dip steeply to the north. Individual structures are up to 250 metres long and 20 metres wide.

Precious metal mineralization at the Gossan Hill Zone is sporadic but generally best developed in the larger quartz lenses, particularly where these contain minor aggregates of pyrite, tetrahedrite, sphalerite and galena. Electrum is rarely observed, while silver occurs in tetrahedrite, pyragyrite and polybasite.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Brucejack Project is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has an established year-round helicopter base.

The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project. Both are directly accessible by daily air service from Vancouver.

The Brucejack Project lies immediately east of Seabridge’s KSM Project and would likely be influenced by future access plans for that area, as outlined within a preliminary economic assessment study by Seabridge. The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37). In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia.

The most northerly ice-free shipping port in North America is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A proposal to have a high voltage power line run parallel with existing lines along Highway 37 is currently under review by BC Hydro. The initial plan calls for the new 287-kV line that would extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the Brucejack Project to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to project demand.

The local terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sea level. Elevations within the area range from 1000 m along the Mitchell Glacier to 1960 metres above sea level along the ridge between the Mitchell and Hanging Glaciers. However, within several areas of the Brucejack Project, such as at the gossanous Snowfield deposit, the relief is relatively low to moderate.

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

History

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered Cu-Mo mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six km northwest of Brucejack Lake; however, these claims were not staked until 1960.

From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration. Various operators explored the area, and an underground program was completed on the West Zone between 1986 and 1991 by the Newcana JV.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project. In 2001, Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began the first work on the Brucejack Project in 2009 with a large diamond drilling campaign and resampling program of historical core, followed by a NI 43-101 compliant Technical Report and Resource Estimate completed by P&E Mining Consultants Inc.

Geological Setting

The Brucejack Project and the surrounding Sulphurets district are underlain by the Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic, and sedimentary rocks. The stratigraphic assemblage comprises a package, from oldest to youngest, of:

•	Lower Unuk River Formation: alternating siltstone and conglomerate;
•	Upper Unuk River Formation: alternating intermediate volcanic rock and siltstone;
•	Betty Creek Formation: alternating conglomerate, sandstone, and intermediate to mafic volcanic rock;
•	Mount Dilworth Formation: felsic pyroclastic tuffaceous rock and flows.
•	Salmon River and Bowser Formations: alternating siltstone and sandstone.

Britton and Alldrick described three intrusive episodes in the area including intermediate to felsic plutons that are probably coeval with volcanic and volcaniclastic supracrustal rocks, small stocks related to the Cretaceous Coast Plutonic Complex, and minor tertiary dykes and sills.

The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn-sedimentary, and syn-intrusive faults have been inferred in the region. Minor thrust faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist.

Mineralization

There are more than seventy documented mineral occurrences and showings in the Sulphurets area. copper, molybdenum, gold, and silver mineralization found within gossans have affinities to both porphyry and mesothermal to epithermal types of vein deposits. Most mineral deposits occur in the upper members of the Unuk River Formation or the lower members of the Betty Creek Formation.

Most, if not all of the mineralization on the Brucejack Project has been classified as epithermal gold-silver-copper, Low-Sulphidation Deposits (UBC deposit model No. H04).  It is possible that some of the mineralization also displays characteristics of intrusion related vein systems that fall within the Intermediate-Sulphidation epithermal subtype.  Pretivm will also undertake work to determine if the mineralization may be mesothermal.

Among the Brucejack Project gold and silver deposits, the West Zone has received the most exploration work to-date and accordingly can be considered somewhat typical of the general style of mineralization displayed by the various mineralizing systems comprising the area. The mineralization at the West Zone has been characterized as a structurally controlled, complex vein/breccia system related to the Brucejack Fault lying to the immediate west. Like the other Brucejack Project deposits it is considered to fit the epithermal high-grade, intermediate to low-sulphidation, gold-silver model. Other examples in British Columbia include the Blackdome and Silbak-Premier Mines.

Early Jurassic sub-volcanic intrusive complexes are common in the Stikinia terrane, and several host well-known precious and base metal rich hydrothermal systems. These include copper-gold porphyry deposits such as Galore Creek, Red Chris, Kemess, Mt. Milligan, and KSM. In addition, there are a number of related polymetallic deposits including skarns at Premier, epithermal veins and subaqueous vein and replacement sulphide deposits at Eskay Creek, Snip, Brucejack, and Granduc.

Within the Kerr-Sulphurets area, two basic styles of mineralization have been documented:

•	Porphyry-typegold mineralization associated with fine grained syenite to syenodiorite intrusive rocks, intrusive breccias and pyritization;

•
Silver-gold-base metal epithermal veins occurring within or adjacent to fine grained syenodiorite intrusions and associated with large areas of intense sericite, quartz, pyrite alteration; these structurally controlled veins may or may not have significant sulphide contents.

The Brucejack area is dominated by structurally controlled silver-gold-base metal bearing epithermal veins as described by Alldrick and Britton.

The Brucejack area has been the focus of periodic exploration over the past several decades resulting in the discovery of at least 40 gossanous zones of gold, silver, copper and molybdenum–bearing quartz/carbonate veining, stockwork and breccia hosted mineralization. Typically, these gossanous showings reflect the weathering of disseminated pyrite in argillic and phyllic alteration zones. The size of these gossans, their tectonic fabric, intensity of alteration and metallogenesis make them attractive exploration targets and most have been extensively sampled and/or drill tested.

The mineralization on the Brucejack Property typically consists of structurally controlled, intrusive related quartz-carbonate, gold-silver bearing veins, stockwork and breccia zones. The veins are hosted within a broad zone of potassium feldspar alteration, overprinted by sericite-quartz-pyrite ± clay. Structural style and alteration geochemistry indicate the deposits were formed in a near surface epithermal style environment.

Mineralization was likely a three-stage process as envisioned by Lewis in the summary below:

•
Stage 1 is interpreted as an initial episode of fault-development and ground preparation. Pre-cursor structures to the West, Shore, and Valley of Kings Zones likely formed at this time, as steep northwest trending normal faults with limited displacement, cutting all rock types.

•
Stage 2 involved development of syntectonic mineralization and alteration. Massive and stockwork vein systems were emplaced within an east-west compressional stress field. The main vein orientations resulting from this stress are:

•	(i) East-west dilational veins;

•	(ii) North-west trending veins localized along pre-existing structures such as the West, Shore, Bridge and Valley of Kings Zones.

•
Underground mapping at the West Zone indicated that the north-west trending structures were brecciated, while east-west trending structures were not. This would support the theory of reactivation along pre-existing north-west structures. Reactivation was probably sinistral in movement. The localization of major vein systems within the volcanic rock as opposed to the sedimentary rock is likely the result of preferential ground preparation.

•	Stage 3 was marked by the development of north-west trending cleavage and local warping of smaller veins as a result of northeast-southwest shortening.

Pretivm reviewed all of the historical and ongoing exploration results, allowing the company to identify nine zones of potentially near term economically viable mineralization. This is in addition to the Snowfield Zone of porphyry-type mineralization to the north.

Vein Mineralization

The zones of gold-silver-copper-molybdenum mineralization comprising the Brucejack area are, for the most part, considered the product of fault and fracture-controlled hydrothermal activity related to local intrusive activity.

In general, the vein mineralization appears to represent a complex system of structurally controlled overprinting of mineralization types and multiple generations of alteration and vein assemblages. Veins can be classified on the basis of metal content and gangue mineralogy. Typically the exposed veins are thin (1 metre) and short (<50 metres). Individual veins may coalesce into more densely packed vein systems, especially in more intensely altered areas, and locally often represent in excess of 25% of the outcrop. Such vein systems typically grade imperceptibly into the strongly silicified host rocks.

Base-metal bearing quartz veins consist primarily of thin stringers of quartz ± carbonate which locally contain zones of disseminated to massive sulphides with varying amounts of pyrite, galena, and/or sphalerite. They are found locally around the Brucejack Plateau outside the main areas of alteration. Individual veins may be strongly gossanous.

Precious and base metal veins (e.g. West Zone) are polymetallic stockworks of thin veins and fracture fillings. Tension gash structures are common. The veins show complex crosscutting relationships that indicate repeated fracturing and filling as the host rocks underwent brittle deformation.

Precious metal mineralization may be confined to one particular episode of veining, which is not necessarily the same episode as base metal mineralization. The gold is associated with pyrite + electrum in quartz ± calcite veins. Arsenopyrite may occur peripherally in the host rock.

Barite veins were first discovered by Bruce and Jack Johnson in 1935 near the outflow of Brucejack Lake. They consist of coarsely crystalline barite with minor quartz, carbonate, and sulphides.

Porphyry-Type Mineralization

Porphyry-type disseminated pyrite-chalcopyrite-molybdenite mineralization occurs on the Snowfield and KSM Properties immediately adjacent to the north and west of the Brucejack Property. Such mineralization occurs within sub alkaline porphyritic intrusions, including monzodiorite, monzonite, syenite, and granite.

The porphyry-type gold and copper deposits (e.g. Mitchell, Sulphurets, and Snowfield Zone) usually have a higher-grade central or core area surrounded by lower-grade mineralization that is dispersed over a very large area and is related to very fine grained disseminated chalcopyrite.

Within the higher grade core area, gold and copper grades correlate closely with one another. The Cu /Au ratio tends to be slightly higher closer to the phyllic-propylitic transitional areas. In the low-grade peripheral shells, the Cu /Au grades tend to be the highest. The gold and copper distribution is remarkably smooth and continuous with grades decreasing very gradually outward from the higher grade core. These observations suggest that the deposit was generated by a large, stable hydrothermal system with a low thermal gradient within homogeneous host rocks. The distribution was minimally disrupted by late faulting with only minor offsets.

Drilling

In 2010, a total of 33,400 metres of drilling was completed in 72 drill holes. The 2010 results defined a new area of mineralization in the West Zone, encountered further high-grade gold and silver mineralization in the Galena Hill Zone and expanded the known mineralization in the West, Galena Hill, Bridge and Shore Zones.

West Zone

Drilling defined a new area of mineralization in the footwall of the West Zone. Intersections in holes SU-63, SU-66, SU-67, SU-98 and SU-100 define the footwall mineralization measuring approximately 120 by 500 metres. The intersection in SU-98 was less than 50 metres from the historical West Zone which was defined by over 750 surface and underground drill holes and over 5,000 metres of underground workings.

Galena Hill Zone/VOK

The Galena Hill Zone, located 500 metres south of the West Zone, is host to disseminated gold-silver mineralization together with structurally-controlled high-grade veins. Drilling continued to confirm the location of the high-grade structures intersected in 2009 and 2010. The highlight from the latest hole, SU-106 intersected three bands of mineralization including 0.69 metres of 1,710 grams of gold per tonne and 1,080 grams of silver per tonne.

This intersection encountered the same zone as defined by the high-grade intercepts in holes SU-12, SU-29, SU-40 and SU-84 previously reported from the 2009 and 2010 programs.

Drilling in 2010 expanded the Galena Hill Zone by 100 metres to the northeast and 250 metres to the southwest. Galena Hill is open to the east and to depth.

Bridge Zone

The Bridge Zone, which exhibits porphyry-style gold-silver mineralization, measures approximately 600 metres by 900 metres, roughly three times the area defined in the 2009 drill program. Holes SU-92, SU-94 and SU-95 expanded the zone 200 metres further south than the area defined in 2009 drilling. Holes SU-64, SU-87 and SU-90 show that the zone remains open to the east. The highlight was hole SU-87, which intersected 168 metres averaging 1.09 grams of gold per tonne and 4.04 grams of silver per tonne and ended in mineralization.

Shore Zone

Eight holes completed on the Shore Zone expanded it to the northwest, where the zone remains open and to depth.

In addition to work completed on these four zones, other targets were defined on the Brucejack Project that will require future follow-up sampling and drilling.

Drilling contractors in 2010 were Radius Drilling and Matrix Drilling. The average number of drill rigs on site at any given time was seven, with a maximum number of nine.  Down-hole, E-Z shot surveying of all holes showed that deviation on azimuths was a maximum of 15° for a 700 metre long hole, with little movement on dip. Core recovery was excellent at ±95%.  Drill hole collars were surveyed toward the end of the drilling campaign by McElhanney using a differential GPS.  Crews were de-mobilized from the project for the winter season on September 29. Most portable equipment was stored in one of several winterized buildings on site. All of the tents were flown back to Stewart for storage, as well as the core from a number of key drill holes.

The author of the Brucejack Report believes that drilling has been conducted using industry best practice guidelines.

Select High Grade Intercepts

The following table shows the intercepts with greater than 3 g/t that were encountered at Brucejack.

SELECT INTERCEPTS WITH GREATER THAN 3 G/T AU
Hole	From (m)	To (m)	Interval (m)	Au (ppm)	Ag (ppm)	Zone
SU-05	329.50	334.00	4.50	4.9	166	Galena Hill
	361.00	367.00	6.00	3.4	139
	466.50	478.50	12.00	5.4	26.3
SU-06	56.7	68	11.3	4.7	55.2	Galena Hill
	304.00	308.50	4.50	3.6	3.7
SU-11	54.00	72.00	18.00	3.5	28.8	Bridge
SU-12	258.00	278.55	20.55	5.3	159	VOK
	273.00	274.50	1.50	16,949	8,696
	364.80	366.00	1.20	77.6	97.8
	393	394.5	1.50	5.1	26.9
SU-13	44.50	46.00	1.50	12.6	13.1	Mammoth
	68.50	70.00	1.50	32.0	54.9
	240.00	241.45	1.45	58.8	22.0
SU-14	41.00	45.50	4.50	5.4	5.8	Mammoth
	304.44	311	6.56	4.2	3.8
SU-16	85.5	87	1.50	10.4	21.6	VOK
	407.5	408.13	0.63	17.9	27.8
SU-17	113	114.5	1.50	46.1	13.1	VOK
SU-19	7.77	11.00	3.23	9.0	11.2
SU-20	260	263.00	3.00	5.0	334.0	Bridge
SU-21	357.55	360.30	2.75	7.4	241.9	Bridge
	509.07	528.26	19.19	4.1	19.2

SELECT INTERCEPTS WITH GREATER THAN 3 G/T AU
Hole	From (m)	To (m)	Interval (m)	Au (ppm)	Ag (ppm)	Zone
SU-22	271.87	278.02	6.14999	3.3	290.7	Bridge
SU-23	48.77	50.5	1.73	104.0	70.5	Bridge
	191.45	195.00	3.55	3.3	108.9
	470.5	479.50	9	6.5	39.7
SU-25	45.72	48.72	3	8.9	181.5	Bridge
	101.05	128.14	27.09	3.1	20.6
SU-28	0.00	23.50	23.50	3.9	71.1	Bridge
SU-29	10.5	12	1.5	8.92	7	VOK
	244.50	255.15	10.65	5.2	6.7
	254	255.15	1.15	43.6	26.2
	560.80	562.50	1.70	3,152	2,207
SU-32	526.50	566.50	40.00	3.0	9.1	West
SU-33	95.00	110.00	15.00	6.3	66.4	Galena Hill
SU-35	227.5	229	1.5	31.3	17	VOK
	241	242.5	1.5	51.1	27.6
	292.4	293.1	0.7	30.2	20.6
SU-39	5.00	17.00	12.00	4.3	12.3	West
SU-40	257.7	259.15	1.45	20.9	92.2	VOK
	348.63	349.13	0.50	430	174
	464.45	465.03	0.58	536	175
	648.81	650.45	1.64	5,850	720
SU-45	521.77	540.00	18.23	4.3	51.2	Shore
	594.50	619.28	24.78	3.6	97.8
SU-47	403.76	416.23	12.47	10.9	220.3	West
SU-52	263.00	300.50	37.50	11.8	18.5	West
	391.50	423.00	31.50	6.0	30.9
SU-53	21.50	23.00	1.50	1025.0	751.0	Galena Hill
SU-54	53.60	55.19	1.59	2490.0	1135.0	Galena Hill
	124.88	133.50	8.62	6.0	43.6
SU-55	95	96.5	1.5	31.4	23.7	VOK
	154	155.5	1.5	13.1	12
	220	221.5	1.5	8.91	5.8
	276.78	278	1.22	9.82	5.3
	418.5	420.0	1.5	50.0	10.5
SU-57	459.50	471.37	11.87	7.4	11.5	Bridge
SU-58	88.50	96.00	7.50	20.9	28.9	Bridge
SU-59	88.12	100.18	12.06	3.4	18.4	Galena Hill
SU-62	116.50	124.00	7.50	6.5	26.0	Galena Hill
SU-65	116.0	119.5	3.5	11.9	35.9	Galena Hill
SU-67	250.00	260.30	10.30	7.2	65.4	West

SELECT INTERCEPTS WITH GREATER THAN 3 G/T AU
Hole	From (m)	To (m)	Interval (m)	Au (ppm)	Ag (ppm)	Zone
SU-68	113.00	118.24	5.24	5.8	25.6	West
	117.7	118.24	0.50	518.0	244.0
SU-71	519.50	523.93	4.43	6.7	5.7	West
SU-73	102.50	112.00	9.50	57.6	40.9	West
SU-74	207.00	220.50	13.50	4.8	13.5	West
SU-75	419.00	427.50	8.50	6.8	7.3	Bridge
SU-76	125.50	145.50	20.00	8.2	66.2	Galena Hill
SU-82	456	457.5	1.5	21.5	24	VOK
SU-84	95	96.5	1.5	11.65	9.3	VOK
	198.08	198.52	0.44	5,480	2,140
SU-86	119.5	120.5	1	7.85	17.4	VOK
	146.5	147.44	0.94	7.91	4
	204	205.5	1.5	83.4	76
	225.00	226.50	1.50	4.56	85.5
	257.50	259.00	1.50	5.26	11.6
	281.00	282.40	1.40	6.33	18.3
SU-87	207.50	213.50	6.00	7.5	16.6	Bridge
SU-88	225.00	229.50	4.50	4.7	15.2	West
SU-91	73.31	74.19	0.88	44.2	57.8	VOK
	97.27	98.5	1.23	24.4	37.4
SU-93	123.88	124.88	1	131	63.2	VOK
	227.5	229	1.5	5.13	9.6
SU-94	269.00	270.50	1.50	34.7	18.6	Bridge
SU-97	235.5	237	1.5	8.98	5.4	VOK
	250.2	251.5	1.3	8.99	50.7
	310.36	318.00	7.64	4.4	8.4
SU-98	427.00	430.00	3.00	876.8	597.6	West
SU-99	107.50	110.50	3.00	4.5	72.8	Shore
SU-100	410.29	419.00	8.71	3.3	6.8	West
SU-101	135.04	142.50	7.46	3.6	177.7	Shore
SU-105	198.50	212.00	13.50	2.6	63.3	Shore
SU-106	84.5	86	1.5	92.5	80.8	VOK
	154.5	155.47	0.97	16.0	12.9
	240.43	241.12	0.69	1,710	1,080
	310.5	312	1.5	9.9	13.3

Figure 2:                                Surface Sample Geochemistry Gold (ppm)

424,000 mE
425,000 mE
426,000 mE
427,000 mE
428,000 mE
429,000 mE
430,000 mE
6,265,000 mN
6,264,000 mN
6,263,000 mN
6,262,000 mN
6,261,000 mN
6,260,000 mN
6,259,000 mN
6,258,000 mN
6,257,000 mN
SNOWFILEDS
BRUCEJACK
PRETIVM
Surface Samples Containing Au (ppm)
0.3 - 0.5
> 0.5

Figure 3:          Brucejack Surface Drill Hole Locations and 2009/2010 Significant Drill Intersections

LEGEND
Drillholes
Brucejack Fault
6259200 N
6258800 N
6258400 N
6258000 N
6257600 N
6257200 N
6256800 N
426400 E
426800 E
427200 E
SU-74
SU-73
SU-71
SU-77
SU-72
SU-83
SU-87
SU-38
SU-75
SU-89
SU-78
SU-80
SU-81
SU-69
SU-70
SU-94
SU-92
SU-95
SU-86
SU-88
SU-90
Brucejack-2011-02-18

Sampling and Analysis

Sampling Method and Approach

At the end of each drill shift all core was transported by helicopter to the handling, logging, and storage facility on site. Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run. All lithological, structural, alteration, and mineralogical features of the drill core were observed and recorded during the geological logging procedure. This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres. Within any geologic unit, sample intervals of 1.5 metres long could be extended or reduced to coincide with any geologic contact. Sample lengths were rarely greater than 2 metres or less than 0.5 metres, and they averaged 1.52 metres long.

Upon completion of the geological logging, the samples were sawn in half lengthwise. One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box. The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

The authors of the Brucejack Report are of the opinion that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

Sample Preparation

The 2010 program on the Brucejack Project used ALS Chemex as the principal laboratory. The samples that were originally sent to ALS Chemex in Terrace, BC, for sample preparation were then forwarded to the ALS Chemex facility in Vancouver, BC, for analysis.

ALS Chemex is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification. The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada.

Samples at ALS Chemex were crushed to 70% passing 2 milimetres, (-10 mesh). Samples were riffle split and 500 grams were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 gram aliquot with an atomic absorption finish. A 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver analyses.

The authors of the Brucejack Report are of the opinion that the sample preparation, security, and analytical procedures are satisfactory.

Sampling and Analysis

The Quality Assurance/Quality Control (“QC”) program was maintained throughout the 2010 drilling. Certified reference material standards named CDN ME-1 and CDN ME-3 were purchased from CDN Resource Labs in Langley, British Columbia. Both of these standards were certified for gold, silver and copper. One standard sample, one blank sample and one field duplicate sample (1/4split core) were inserted every 20 samples. In addition, the lab inserted their own internal QC, which included standards, blanks and both coarse reject and pulp duplicates.

The QC program was monitored on a real-time basis by Pretivm throughout 2010 and any standards failing the QC protocols were re-run. The author of the Brucejack Report received all the data for the 2010 drilling and verified the performance of the standards, blanks and duplicates.

Standard ME-1 had 660 data points for gold and silver. None of the data points fell outside three standard deviations from the mean, though several were between two and three standard deviations. All data points for all elements passed the QC and no action was required.

The ME-3 standard had 643 data points for gold and silver. All data points passed the QC.  The blank material used for the 2008, 2009 and 2010 drill programs was ¾” crushed granite sold by Imasco Minerals as landscape material.  There were 1,115 blank samples analyzed during the 2010 program. The average gold grade in the blanks was 0.005 g/t gold. Six high values were investigated and deemed to be sampling errors.

For silver, the average grade of the blank material was 0.35 g/t silver. One high value was investigated and no further action was required.

For the 2010 drill program, there were 1,309 field core duplicate pairs, 843 pulp duplicate pairs for gold and 24 pulp duplicate pairs analyzed for silver. There were no coarse reject duplicates done.  Data for the gold duplicate types were graphed using simple scatter graphs. At the field duplicate level, the precision for gold was poor. At the pulp level the correlation was excellent.

The silver duplicates yielded poor precision at the field duplicate level and 1:1 precision at the pulp duplicate level.

Approximately 524 of the 2010 pulps from the Brucejack Project were sent to Assayers Canada Lab in Vancouver as a check on the principal lab. Results were graphed for gold and silver. Precision on the gold pulps was satisfactory. Precision on the silver pulps was excellent.

The authors of the Brucejack Report consider that the data used in this resource estimate are of excellent quality.

Mineral Resource Estimates

1002 drill holes were available in the database and, of those, 908 were used to estimate the current resources.  Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices were based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

All mineral resources were reported against a 0.30g/t gold equivalent cut-off, as constrained within the optimized pit shell. Resources for three different pit shells were defined.

TABLE- BI BRUCEJACK ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AuEq. (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	11.7	2.25	75.56	846	28,423
Indicated	285.3	0.80	9.57	7,338	87,782
M+I	297.0	0.86	12.17	8,184	116,205
Inferred	542.5	0.72	8.67	12,558	151,220
(1)
Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%) and US$16.60/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding.

TABLE- BII BRUCEJACK 5.00 G/T AuEq MINERAL RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	1.947	7.95	241.25	498	15,102
Indicated	1.722	7.33	123.19	406	6,820
M+I	3.669	7.66	185.84	903	21,922
Inferred	4.707	12.54	49.24	1,898	7,452
See footnotes (1), (2) and (3) to Table -BI.
(4)
The high-grade resource estimate is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

TABLE- BIII BRUCEJACK 3.00 G/T AuEq RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	3.495	5.43	177.98	610	19,999
Indicated	4.940	4.62	69.33	734	11,011
M+I	8.435	4.96	114.35	1,344	31,010
Inferred(2)	9.637	7.80	40.74	2,417	12,623
See footnotes (1), (2) and (3) to Table -BI.
(4)
The high-grade resource estimate is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

The authors of the Brucejack Report recommended the following work program based on the current updated resource estimate, to be undertaken simultaneously at an approximate cost of CDN $16 million:

•	Complete a new PEA, which examines the economics of a higher grade mining operation in the West Zone and VOK Zone;
•	Complete approximately 50,000 metres of diamond drilling in the known areas of high grade mineralization with the intention of:
•
Tightening the drill spacing to increase the levels of confidence to move Inferred resources into the Measured and Indicated categories and to improve knowledge of the continuity of the high grade mineralization for the VOK and other high-grade zones;

•	Testing the high-grade mineralization to depths greater than the current 650 metres; and
•	Following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.
•	Continue with the metallurgical work initiated prior to the previous PEA;
•	Continue with the environmental work initiated prior to the previous PEA.

Details of the Snowfield Project

Unless otherwise stated, the information in this section relating to the Snowfield Project is derived from, and in some instances is an extract from, the report entitled “Technical Report and Updated Resource Estimate on the Snowfield Property” (the “Snowfield Report”) which was prepared by prepared by Tracy Armstrong, P.Geo., Fred Brown, Pr.Sc.Nat. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. in compliance with NI 43-101.

Property Description and Location

The Snowfield Project is composed of one mineral claim (509216) and two placer claims, totaling 2,142.2 ha in area and all claims are in good standing until January 31, 2017.

The Snowfield Project falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (“LRMP”) area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

The Snowfield Project is situated at an approximate latitude of latitude of 56°31'5″N by longitude 130°12'18″W, approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine. The coordinates used in the Snowfield Report are located relative to the NAD83 UTM coordinate system.

The Snowfield Project is located in the Boundary Range of the Coast Mountain physiographic belt along the western margin of the Intermontane Tectonic Belt. The local terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sea level. Elevations within the Project area range from 1000 metres along the Mitchell Glacier to 1960 metres above sea level along the ridge between the Mitchell and Hanging Glaciers. At the gossanous Snowfield deposit, the relief is relatively low to moderate.

The tree line is at approximately 1200 metres elevation. Sparse fir, spruce, and alder grow along the valley bottoms with only scrub alpine spruce, juniper, alpine grass, moss, and heather covering the steep valley walls. The Snowfield Project, at an elevation above 1500 metres, has only sparse mosses along drainages. Rocky glacial moraine and polished glacial-striated outcrops dominate the terrain above tree line.

In 2010, pursuant to the Acquisition Agreement between Silver Standard and Pretivm, Pretivm became the owner of the Snowfield Project, and retains a 100% outright interest.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Snowfield Project is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has an established year-round helicopter base.

The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Snowfield Project. Both are directly accessible by daily air service from Vancouver.

The Snowfield Project lies immediately east of Seabridge Gold Inc.’s (“Seabridge”) KSM Project and would likely be influenced by future access plans for that area, as outlined within preliminary economic analysis study by Seabridge. The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37). In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia. The bulk handling port at Stewart is the most northerly ice-free shipping port in North America, and is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A proposal to have a high voltage power line run parallel with existing lines along Highway 37 is currently under review by BC Hydro. The initial plan calls for the new 287-kV line that would extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the Snowfield Project to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to projected demand.

The climate is typical of northwestern British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October. There are no local resources other than abundant water for any drilling work.

History

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

From 1960 to 1980 Granduc Mines carried out regional reconnaissance prospecting, mapping, and rock sampling over the entire Sulphurets area resulting in the discovery of several porphyry copper-molybdenum and copper-gold occurrences.

In 1980 Esso optioned the Sulphurets property and conducted detailed geological mapping, trenching, and rock geochemical sampling. The results of this work led to the discovery of the Snowfield, Quartz Stockwork, and Moly zones.

From 1981 to 1983 Esso continued exploring the Snowfield zone which appeared to have the potential for a large, low grade gold deposit. The company excavated and sampled 24 trenches, totaling 192 metres, in the Snowfield zone outlining a 240 metres by 120 metres area of gold mineralization with an average grade of 0.088 oz/t gold. Their work also discovered the Josephine zone with vein-hosted gold-silver mineralization.

In 1985 Esso terminated their option of the Sulphurets property. Newhawk and Granduc entered into a 60:40 joint venture agreement with Newhawk operating. From 1985 to 1998, minor diamond drilling and sampling was completed by the Newhawk-International JV.

In 1999 Silver Standard acquired the Sulphurets claim through the acquisition of all of the shares of Newhawk, including the subject claims. From 2006 to 2010 Silver Standard continued extensive drilling at the Snowfield Project. A first, NI 43-101 compliant resource estimate was prepared in 2006, updates to the resources were completed in 2008, two in 2009 and another in 2010.

Geological Setting

The Snowfield Project and the surrounding Sulphurets district are underlain by the Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic, and sedimentary rocks. The stratigraphic assemblage comprises a package, from oldest to youngest, of:

•	Lower Unuk River Formation: alternating siltstone and conglomerate;
•	Upper Unuk River Formation: alternating intermediate volcanic rock and siltstone;
•	Betty Creek Formation: alternating conglomerate, sandstone, and intermediate to mafic volcanic rock;
•	Mount Dilworth Formation: felsic pyroclastic tuffaceous rock and flows.
•	Salmon River and Bowser Formations: alternating siltstone and sandstone.
•
Britton and Alldrick described three intrusive episodes in the area including intermediate to felsic plutons that are probably coeval with volcanic and volcaniclastic supracrustal rocks, small stocks related to the Cretaceous Coast Plutonic Complex, and minor tertiary dykes and sills.

The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn-sedimentary, and syn-intrusive faults have been inferred in the region. Minor thrust faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist.

There are more than seventy documented mineral occurrences and showings in the Sulphurets area. Copper, molybdenum, gold, and silver mineralization found within gossans have affinities to both porphyry and mesothermal to epithermal types of vein deposits. Most mineral deposits occur in the upper members of the Unuk River Formation or the lower members of the Betty Creek Formation.

The Snowfield deposit is a near-surface, low grade, bulk tonnage, and porphyry-style gold deposit with associated silver, copper, molybdenum and rhenium mineralization.

Gold mineralization is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks that contain 1% to 5% disseminated pyrite, minor disseminations, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

The Snowfield deposit is underlain by Lower Jurassic andesitic volcanic rocks that correlate with the ‘Upper Andesite’ unit of the Unuk River formation from the lower portion of the Hazelton Group.

The rocks that host the gold mineralization at the Snowfield Project have been subjected to a lower greenschist facies grade of metamorphism with subsequent pervasive hydrothermal alteration, making the identification of protoliths difficult. Based upon geological mapping, petrographic studies, and recent drilling results, the mineralized rocks are interpreted to be a marine volcanic back-arc sequence forming a moderate north-westerly-dipping sequence of predominantly andesitic autochthonous breccia flow, lithic, crystal, and lapilli tuff.

Porphyritic quartz-syenite is exposed approximately three km west of the Snowfield Zone where it occurs in the upper plate of the Sulphurets thrust fault. A U-Pb age date of 192.7 + 5.4/-3.6 Ma was obtained for this felsic intrusive, which is believed to underlie the Snowfield Zone and surrounding area to the west and north at depth.

The Sulphurets Thrust Fault, situated approximately one km west of the Snowfield Property, is a west-dipping, northerly-striking structure that places Triassic Stuhini Group over the Lower Jurassic Hazelton Group rocks, part of the regional Late Mesozoic Skeena fold and thrust belt (Margolis, 1993).

The Mitchell Thrust Fault, located on the south side of the Mitchell Valley, separates potassically-altered quartz-syenite and other rocks above it from dominantly sericitically altered rocks and the Mitchell quartz stockwork beneath. This low-angle thrust fault appears to have been transferred to a higher-angle, oblique-slip movement along the Snowfield Fault, producing a horst within the Snowfield Zone.

Two northerly-striking, post-mineralization high-angle faults occurring east and west of the Snowfield Zone are called the Brucejack and Snowfield Faults respectively. The left-lateral and eastside-down, vertical Snowfield Fault was apparently formed during southeast-directed thrusting which produced the Mitchell and Sulphurets thrusts. The Brucejack Fault is a more regional northerly-striking structure that transects the Sulphurets district, truncating geological features and influencing topography.

The Snowfield Zone is situated within the eastern of two structural blocks separated by the northerly-trending Snowfield Fault. The eastern, down-dropped block of volcanic rocks has been pervasively altered to advanced argillic facies, has a quartz stockwork zone, and is rarely affected by potassic alteration east of the fault. In contrast, the western block which has been uplifted has potassic, sericitic and rare advanced argillic alteration accompanying the quartz-syenite intrusion.

Exploration

There was no other exploration work undertaken on the Snowfield property in 2010 apart from diamond drilling, which is described in the section titled “Drilling”.

Mineralization

The gold mineralization at the Snowfield deposit is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks that contain 1% to 5% disseminated pyrite, minor disseminations, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

Gold mineralization occurs as microscopic grains (less than 30 microns) of electrum that are encased within fine-grained, pervasively disseminated pyrite in close association with trace amounts of galena and sphalerite. Other associated minerals within the gold-mineralized zone include tetrahedrite- tennantite, barite, acanthite, minor manganese-rich calcite, and rare chalcopyrite. Minute clusters, approximately 75 microns, of pyrite and rutile (+ barite) are also observed within the gold-bearing mineralization.

Molybdenite mineralization appears to have been emplaced during an earlier hydrothermal event. Pyrite-tetrahedrite veinlets from the gold-bearing mineral assemblage are observed cutting molybdenite veinlets. Weakly disseminated and minor fracture filling molybdenite mineralization is widespread and common throughout the Snowfield deposit and nearby area. Fine-grained tourmaline crystals are often associated with molybdenite in quartz veinlets.

Hydrothermal alteration within the Snowfield deposit includes quartz- sericite-pyrite with varying amounts of chlorite, calcite, and garnet. The dark reddish-brown, rounded garnets are less than 7 millimetres and appear to have been crystallized during the gold mineralizing event(s). They are probably of hydrothermal origin as they are well fractured and exhibit deformational features consistent with the tectonic event that caused the deformation, alteration, and schistosity of the host rocks.

Chalcopyrite mineralization with minor sphalerite and galena increases at depth coincident with a change in lithology from the medium-grained andesitic tuffs to fine-grained ash-crystal-lithic tuffs. Increasing base metal mineralization with depth may indicate possible porphyry-style copper mineralization associated with the cupola of a buried alkalic intrusion.

Drilling

The 2010 drill program at Snowfield included a total 17,976 metres of drilling, completed in 46 drill holes. Highlights of the program included discovery of a new band of relatively high grade copper mineralization on the south-east flank of the deposit and extension of the gold dominant Upper Snowfield further to the south than previously interpreted. Both of these zones are in areas of the proposed open pit that was previously classified as waste.

Drilling contractors in 2010 were Radius Drilling and Matrix Drilling. The average number of drill rigs on site at any given time was seven, with a maximum number of nine.

Down-hole, E-Z shot surveying of all holes showed that deviation on azimuths was a maximum of 15° for a 700 m long hole, with little movement on dip. Core recovery was excellent at ±95%.

Drill hole collars were surveyed toward the end of the drilling campaign by McElhanney Consulting Services Ltd. (“McElhanney”) using a differential GPS.

Crews were de-mobilized from the project for the winter season on September 29, 2010. Most portable equipment was stored in one of several winterized buildings on site. All of the tents were flown back to Stewart for storage, as well as the core from a number of key drill holes.

Sampling and Analysis

Sampling Method and Approach

At the end of each drill shift all core was transported by helicopter to the handling, logging, and storage facility on site. Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run. All lithological, structural, alteration, and mineralogical features of the drill core were observed and recorded during the geological logging procedure. This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres. Within any geologic unit, sample intervals of 1.5 metres long could be extended or reduced to coincide with any geologic contact. Sample lengths were rarely greater than two metres or less than 0.5 metres, and they averaged 1.52 metres long.

Upon completion of the geological logging, the samples were sawn in half lengthwise. One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box. The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

The authors of the Snowfield Report are of the opinion that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

Sampling Preparation

The 2010 program on the Snowfield Project used ALS Chemex as the principal laboratory. The samples that were originally sent to ALS Chemex in Terrace, BC, for sample preparation were then forwarded to the ALS Chemex facility in Vancouver, BC, for analysis.

ALS Chemex is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification. The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada.

Samples at ALS Chemex were crushed to 70% passing 2 mm, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 μm (-200 mesh). The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption (“AA”) finish. Copper was determined using four acid digest with either inductively coupled plasma atomic emission spectroscopy (ICP-AES) or AA analysis. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver, molybdenum, and rhenium.

The authors of the Snowfield Report are of the opinion that the sample preparation, security, and analytical procedures are satisfactory.

Sampling and Analysis

The Quality Control (“QC”) program was monitored on a real-time basis by Pretivm throughout 2010 and any standards failing the QC protocols were re-run. The author of the Snowfield Report received all the data for the 2010 drilling and verified the performance of the standards, blanks and duplicates.

Standard ME-4 had 338 data points for gold, copper and silver. None of the data points fell outside three standard deviations from the mean, though several were between two and three standard deviations. All data points for all elements passed the QC and no action was required.

The ME-12 standard had 322 data points for gold, copper and silver. All data points passed the QC.

The blank material used for the 2008, 2009 and 2010 drill programs was ¾” crushed granite sold by Imasco Minerals as landscape material.

There were 662 blank samples analyzed during the 2010 program. The average gold grade in the blanks was 0.003 g/t gold. One value was of concern, however upon investigation the high value was deemed a misallocation, and no further action was required.

For copper, the average grade of the blank material was 0.0008%, with a high value of 0.007%. One hundred thirty one values were greater than the upper threshold of ten times detection limit, which was 10 ppm copper. Pretivm re-ran many of the over-limit samples. The author of the Snowfield Report considers that none of the gold or copper failures had any impact on the metal value of the deposit.

For the 2010 drill program, there were 664 field core duplicate pairs, 456 pulp duplicate pairs for gold and 345 pairs for copper. There were no coarse reject duplicates done.

Data for the gold duplicate types were graphed using simple scatter graphs. Even at the field duplicate level, gold showed almost a 1:1 correlation. At the pulp level the correlation was also 1:1.

The copper duplicates yielded a 1:1 correlation at both the field and pulp duplicate level.

Approximately 510 of the 2010 pulps from Snowfield were sent to Assayers Canada Lab (“Assayers”) in Vancouver as a check on the principal lab. Results were graphed for gold, silver and copper and precision was acceptable, indicating the principal lab is doing a satisfactory job.

The authors of the Snowfield Report consider that the data used in this resource estimate are of excellent quality.

Mineral Resources Estimates

One hundred ninety two drill holes were used to estimate the current resources. Conceptual optimized Whittle pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices are based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.  All mineral resources were reported against a 0.30 g/t gold equivalent cut-off, as constrained within the optimized pit shell. Resources for three different pit shells were defined.

TABLE- SI SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AuEq(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred(2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5
(1)
Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parametres used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parametres: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources estimated   using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium.

TABLE- SII SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 0.50 G/T AuEQ CUT-OFF WITHIN THE 0.30 G/T AuEq OPTIMIZED PIT SHELL(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	184.2	0.83	1.71	0.09	98.6	0.58	4,940	10,109	0.37	40.0	3.4
Indicated	1,087.4	0.58	1.78	0.11	86.4	0.50	20,271	62,049	2.64	207.1	17.5
M+I	1271.6	0.62	1.77	0.11	88.2	0.51	25,211	72,158	3.01	247.1	20.9
Inferred(2)	510.1	0.41	2.26	0.07	86.9	0.48	6,802	37,089	0.79	97.8	7.9
See footnotes (1), (2) and (3) to Table -SI.

TABLE- SIII SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 1.50 G/T AUEQ CUT-OFF WITHIN THE 0.30 G/T AuEq OPTIMIZED PIT SHELL (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1
See footnotes (1), (2) and (3) to Table -SI.

The current, updated resources at the Snowfield Project were derived from modeling the main Snowfield deposit at the Snowfield Project and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 0.5 g/t AuEq cut-off and 1.5 g/t AuEq cut-off. The resources are defined within Whittle optimized pit shells that incorporate project metal recoveries, estimated operating costs and metals price assumptions.

The authors of the Snowfield Report recommended the following work program based on the current updated resource estimate, to be undertaken simultaneously at an approximate cost of $4 million:

•	Continue with engineering, environmental and metallurgical studies toward fulfilling the requirements for the pre-feasibility study;

•	Complete approximately 10,000 metres of diamond drilling in the recently outlined high grade copper zone in the south-eastern part of the deposit with the goal of expanding the zone.

The Combined Project

The report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” (the “Preliminary Economic Assessment”) dated October 28, 2010, which was prepared in accordance with NI 43-101 by Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., Honorio Narciso, P.Eng., Malcolm M. Cameron., P.Eng., Scott Cowie, MAusIMM, Daniel J. Sweeney, P.Eng. and J. Michael Boyle, P.Eng. of Wardrop Engineering Inc. (“Wardrop”), Gregory R. Hollett of AMC Mining Consultants (Canada) Ltd. (“AMC”), Fred H. Brown, CPG, and Tracy Armstrong, P.Geo. of P&E, Lori-Ann Wilchek, P. Eng. and H. Warren Newcomen of BGC Engineering Inc. (“BGC”) and Paul Greisman, P.Eng. of Rescan Environmental Services Ltd. (“Rescan”), based on Silver Standard’s 2009 drilling program results and provides a predevelopment option which examines the benefits of combining the mineral resources of the Combined Project.

Based on the Preliminary Economic Assessment, the Combined Project would be operated as an open pit mine with an estimated 27 year mine life and life-of-mine waste to mineral stripping ratios averaging 0.57:1 (the Snowfield Project) and 2.95:1 (the Brucejack Project), with a mill feed rate of 120,000 tonnes per day.

The Preliminary Economic Assessment has not been updated for the February 18, 2011 mineral resource estimates for the Brucejack Project and the Snowfield Project.  We have initiated a preliminary economic assessment examining the economics of a higher grade mining operation at the Brucejack Project.

Project Development Plan

Based on the Preliminary Economic Assessment, the Combined Project will take approximately four years to complete from the time a development decision is made, through construction to introduction of first material to the mill. A further six to eight months is planned for commissioning and ramping-up of production.

Mining Operations

The Combined Project will be an open pit operation with a 27-year mine life and a total of 1,172 million tonnes of mineralization. Mining will be undertaken using 45 m3 electric cable shovels, 39 m3 diesel hydraulic shovels, 311 mm blasthole drills, and 363 tonne haul trucks with related support equipment over the life of the mine. Benches are planned to be 15 metres in height and double benched to a total vertical height of 30 metres between catch benches for the final pit.

The primary equipment will be supported by track- and rubber-tired bulldozers, motor graders, a compactor, a water truck, a small excavator, and other ancillary equipment. It is assumed that all this equipment is shared between the operations and can be transported from one to the other, as required. Tractor/lowboy units have been included in the ancillary fleet to transport tracked equipment between the operations.

At the Snowfield Project, the mineralized material and waste material will be mined in 15 metre benches. A double-bench configuration was assumed for the final pit walls, resulting in 30 metre vertical height between catch benches. At the Brucejack Project, the mining configuration is dependent upon the size of each final pit. The smaller pits are mined in 10 metre benches with 20 metres between catch benches. Pits deeper than 200 metres are mined as at the Snowfield Project.

Benches will be drilled on an 8.9 metre by 10.2 metre drill pattern to a depth of 16.8 metres, including sub-drill. All blast holes will be sampled and assayed. The holes will be loaded and shot with a combination of ammonium nitrate/fuel oil explosive and emulsion.

Assay analyses will provide grade control for mineralization. Primary crushers will be located at the Snowfield Project pit and the Brucejack Project pit, which will shorten haul distances of the crushed materials.

The overall mining sequence was developed through a series of six scoping- level mining push-backs at the Snowfield Project and six individual pits at the Brucejack Project. The major aim of the sequence was designed to bring forward high grade material from both deposits while deferring waste stripping as late as possible to improve project NPV.

Metallurgical Testwork Review

Preliminary metallurgical testwork, including locked cycle tests, was carried out on the Snowfield Project mineralization and the Brucejack Project mineralization separately. The testing programs investigated mineralization characteristics and potential process technologies for the recovery of valuable elements from the two deposits and also determined some of process related data. The testwork was focused on the zone composite samples; however, the testwork was also conducted on the sub-zone samples or drill interval samples. The testwork results show:

•
A combination of flotation and cyanidation can be used to recover gold, copper, silver, and molybdenum from the Snowfield Project mineralization. Gold recovery by gravity concentration from the reground rougher and scavenger concentrates may benefit downstream leaching process. It appears that rhenium can be recovered together with molybdenum into molybdenum concentrate.

•	A combination of flotation, gravity concentration, and cyanidation can be used to recover gold and silver from the Brucejack Project mineralization.

The grindability test results showed that the mineralization is moderately hard, with an average Bond ball mill work index of approximately 16.0 kilowatt hours per tonne for both the deposits. Further testwork is recommended to optimize the flotation, gravity, and cyanidation flowsheet.

Mineral Processing

The proposed concentrator will process the gold/copper/molybdenum mineralization from the Snowfield Project and the gold-silver mineralization from the Brucejack Project. The concentrator will be fed at a nominal rate of 120,000 tonnes per day and with an availability of 92% (365 days per year). The feed materials from the two deposits will be processed separately in different time periods according to the mining schedule. The concentrator will produce:

•	a marketable copper concentrate containing gold and silver, a by-product molybdenum concentrate, and gold-silver doré from the Snowfield Project mineralization.

•	a gold-silver doré only from the Brucejack Project mineralization.

The process plant will consist of three stages of crushing, primary grinding, followed by flotation processes to recover copper, gold, silver, and molybdenum from the Snowfield Project material, or gold and silver only from the Brucejack Project material. The resulting bulk rougher/scavenger concentrates will be reground and gravity concentrated to recover free metallic gold.

Due to a difference in the mineralization, the downstream processes for the Snowfield Project mineralization and the Brucejack Project mineralization are slightly different:

•
For the Snowfield Project mineralization: a copper-gold-silver and molybdenum bulk cleaner flotation for the reground rougher concentrate and a copper-molybdenum separation circuit are proposed to produce a molybdenum concentrate and a copper concentrate containing gold and silver. The cleaner flotation tailing together with the reground rougher/scavenger concentrate will be cyanide leached to recover gold and silver. The recovered gold and silver will be refined on site to gold-silver doré. If gravity concentration is in operation, the gravity concentrate will be processed in an intensive leach circuit to recover gold and silver.

•
For the Brucejack Project mineralization: a conventional cyanidation will be used to leach the reground rougher and scavenger concentrates (after gravity concentration) to recover gold and silver and an intensive leach to recover gold and silver from the gravity concentrate. The recovered gold and silver will be refined on site to gold-silver doré.

The copper-gold concentrate from Snowfield Project mineralization will be thickened, filtered, and sent to the concentrate stockpile. The molybdenum concentrate will be thickened, filtered, dried, and bagged. Both concentrates will be stored in the plant prior to subsequent shipping to smelters.

There will be two separate primary crushing systems for the Snowfield Project and the Brucejack Project. Primary crushing at the Snowfield Project will include two fixed gyratory crushers while two semi-mobile gyratory crushers will be installed at the Brucejack Project. Crushed material from the Snowfield Project will be conveyed to the plant site via the main tunnel conveying system in a 26 kilometre-long tunnel (the “main tunnel”). Crushed material from the Brucejack Project site will be conveyed to the transfer point within the main tunnel. The crushed Brucejack Project mineralization will be transferred onto the main tunnel conveying system at the transfer point.

Secondary crushing by four cone crushers and tertiary crushing by four high pressure grinding rolls will be located at plant site to reduce the mill feed to a particle size suitable for ball mill milling. The crushed material will be further reduced to 80% passing 125 microns prior to the metal recovery by flotation, gravity concentration, and leaching.

The final flotation tailings and leach residues will be transferred to and stored in a conventional tailings impoundment.

Environmental Considerations

An initial review of environmental conditions and planned project features indicates that proactive design and mitigation can successfully address environmental impacts associated with developing, operating, and closing the proposed Combined Project.

As with other projects in the northern Coast Range of British Columbia, water management is a key issue. Diversion channels upslope of the tailings storage facility (“TSF”) will divert most natural run-off flows around the main dam.

Drainage originating from waste rock, dewatering wells, and the pits will be piped through the access tunnel to the process plant near the TSF. This flow will eventually report to the TSF either directly as liquid or indirectly contained within the tailings slurry.

Discharge from the TSF during operations will be accomplished with a floating decant structure. Installed floating clarifiers will be utilized if suspended solids concentrations are in excess of the mandated value. It is not anticipated that additional water treatment will be required.

Upon closure, the pits will be flooded and excess water will be pumped to the TSF via the tunnel. The diversion channels at the TSF will be breached and discharge will be via a spillway. Protection of stream water quality and fisheries will be a key guiding principle from the earliest planning stages through closure.

Infrastructure

The Combined Project site will be accessible by a planned permanent road constructed between a junction with Highway 37 and the plant site. Highway 37, a major road access to northern British Columbia, passes approximately 24 kilometre from the Combined Project plant site.

The plant site is located 26 kilometres east of the open pits area. Twin tunnels constructed with crosscuts will connect the plant site and the mine sites. One of the tunnels will be used for conveying the crushed material from the mine sites to the 30,000 tonne live capacity coarse stockpile at the plant site, and the second tunnel will provide a year-round access to the mine sites for the transport of the materials and workers.

At the Snowfield Project and Brucejack Project mine sites, two crushing facilities each housing two 60 foot by 89 foot gyratory crushers (a fixed crushing station at the Snowfield Project site and a semi-mobile crushing station at the Brucejack Project site) will be designed to crush the mineralization materials from the proposed mine.

The plant site area will consist of the following facilities:

•	30,000 tonne live coarse material stockpile (covered) and reclaim;
•	secondary crushing;
•	120,000 tonne fine material stockpile (covered) and reclaim;
•	tertiary crushing;
•	primary grinding and classification, flotation and regrinding;
•	cyanide leaching and gold recovery;
•	concentrate dewatering and handling;
•	maintenance building;
•	maintenance shop and warehouse; and
•	water services.

The TSF is located approximately 5 kilometres south of the mill site within the Scott Creek Valley.

Pre-Tax Model

Financial Evaluations

The Snowfield Project and the Brucejack Project cash flows are consolidated into one financial model. The production schedules have been incorporated into the pre-tax financial model to develop annual recovered metal production. Market prices for gold, silver, copper, molybdenum, and rhenium have been adjusted to realized price levels by applying smelting, refining, and concentrate transportation charges from mine site to smelter in order to determine the net smelter return contributions for each metal.

Unit operating costs were multiplied by annual milled tonnages to determine the total mine operating costs. The total mine operating costs were then deducted from net smelter returns (“NSR”) to derive annual mine income.

Initial and sustaining capital costs have been incorporated on a year-by-year basis over the mine life and deducted from the net revenue to determine the net cash flow before taxes. Initial capital expenditures include costs accumulated prior to first production of concentrate; sustaining capital includes expenditures for mining and milling additions, replacement of equipment, and tailings embankment construction.

Working capital has been calculated based on the first quarter of year one of the mine site operating costs and applied to the first year of expenditures. It will be recovered at the end of the mine life and aggregated with the salvage value contribution and applied towards reclamation during closure.

Table 1. Metal Production Quantities
	Average Annual Production		Total Production
Metal	Years 1 to 8	Life Of Mine	Years 1 to 8	Life Of Mine
Gold (000 oz)	960	700	7,679	18,910
Silver (000 oz)	7,855	4,162	62,838	112,364
Copper (000 lb)	39,531	44,582	316,245	1,203,715
Molybdenum (000 lb)	3,514	3,668	28,115	99,042
Rhenium (kg)	9,379	9,011	75,029	243,305

Metal Price Scenarios

The financial outcome for the three metal price scenarios has been tabulated for net present value (“NPV”), internal rate of return (“IRR”), and payback of capital. A discount rate of 5% was applied to all cases identified by the following metal price scenarios:

•	base case
•	spot metal prices as of August 27, 2010.

The base case metal prices are based on Wardrop’s adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (“EMCF”). EMCF is published by Consensus Economics Inc. (“Consensus Economics”) of London. Consensus Economics provide quarterly forecasts for a variety of metal prices based on an average price from long term projections of 20 analysts representing international banks. The summary of the project economic evaluation is presented in Table 2.

Table 2. Summary of Pre-tax NPV, IRR, and Payback by Metal Price Scenario
Economic Returns	Unit	Base Case	Spot Prices*
Net Cash Flow	M US$	6,246	12,949
NPV at 5.0% Discount Rate	M US$	2,302	5,951
Project IRR	%	12.4	21.7
Payback	years	5.3	3.5
Exchange Rate	US$:C$	0.92	0.948
Mine Life	years	27	27
Au Price	US$/oz	878	1,235
Ag Price	US$/oz	14.50	19.03
Mo	US$/lb	17.00	15.88
Re	US$/kg	7,811	5,311
Cu	US$/lb	2.95	3.26

*	spot prices as at August 27, 2010.

Royalties

Part of the area comprising the Snowfield Project claim is subject to royalty of 2% of one-half of net smelter returns under which advanced royalty payments of US$5,000 per year are payable, up to a maximum of $600,000 less any advanced royalties paid.

There are royalties for gold and silver produced from the Brucejack Project. The amount payable by the owner is calculated as 1.2% of the NSR, with the following exemptions:

•	gold: the first 503,386 ounces produced from the Brucejack Project; and
•	silver: the first 17,907,080 ounces produced from the Brucejack Project.

Smelter Terms

In the absence of letters of interest or letters of intent from potential smelters or buyers of concentrate, in-house database numbers were used to benchmark the terms supplied by the owner. Contracts will generally include payment terms as follows:

Copper Concentrate:

•	Silver — pay 90% of silver content; a refining charge of US$0.45 per accountable troy oz will be deducted from the metal price.
•	Gold — pay 97.5% of gold content; a refining charge of US$8.00 per accountable troy oz will be deducted from the metal price.
•	Copper — deduct 1 unit of the copper concentrate content; a refining charge of US$0.09 per accountable pound will be deducted from the metal price.
•	Treatment and Smelting Charge — US$85 per dry metric ton of concentrate delivered will be deducted. The treatment charge might be subject to both positive and negative price escalation.
•	Impurities –no penalties are applied due to insufficient assay data for impurity elements.

Doré:

•	Gold and Silver– pay 99.8% of gold content; a smelting and transport charge of $2.00 per troy ounce will be deducted from the metal price.

Molybdenum Concentrate — contracts will generally include payment terms for molybdenum as follows:

•	There will be 2.5% deduction from the recovered molybdenum by the smelter; therefore, the mine will receive 97.5% of the recovered molybdenum.
•	There is a roasting charge of US$1.50 per accountable pound of molybdenum.
•	Impurities –no penalties are applied due to insufficient assay data for impurity elements.

Rhenium:

•	There will be a 60% deduction from the recovered rhenium by the smelter; therefore, the mine will receive 40% of the recovered rhenium revenue.

Markets and Contracts

The Combined Project will produce a copper concentrate containing the majority of the recovered gold, silver, and copper, as well as a separate molybdenum concentrate that contains rhenium. In addition, gold and silver doré will be produced.

There are no established contracts for the sale of concentrate currently in place for this project.

Concentrate Transport Logistics

Concentrate from the mine site will be truck transported to a port facility where it will be transferred onto ships. Transportation charges were prepared by Wardrop for truck, port, and ocean freight.

•	truck transport — C$25.00 per wet metric tonne
•	port storage and handling — C$25.00 per wet metric tonne
•	ocean transport — US$65.00 per wet metric tonne
•	moisture content — 9%.

An insurance rate of 0.15% will be applied to the provisional invoice value of the concentrate to cover transport from the mine site to the smelter.

Owners Representation

An Owners representation rate of US$0.50 per wet metric tonne will be applied to the provisional invoice value of the concentrate to cover attendance during unloading at the smelter, supervising the taking of samples for assaying, and determining moisture content.

Concentrate Losses

Concentrate losses are estimated at 0.5% of the provisional invoice value during shipment from the mine to smelter.

Sensitivity Analyses

Sensitivity analyses were carried out on the following parameters:
•	copper, gold, silver, molybdenum and rhenium prices;
•	exchange rate;
•	copper, gold, silver and molybdenum grades;
•	operating cost; and
•	capital cost.

The analyses are presented as financial outcomes in terms of NPV in Table 3 and IRR in Table 4. The project NPV (at 5% discount rate) is most sensitive to the gold price, gold grade, and exchange rate.  Similarly, the project IRR is most sensitive to the gold grade and gold price followed by fixed exchange rate.

Table 3. Output Variable Values for NPV
		NPV Sensitivity
	Units	−20.0%	−10.0%	0.0%	+10.0%	+20.0%
Cu Price	US$ M	1,996	2,149	2,302	2,455	2,607
Au Price	US$ M	548	1,425	2,302	3,178	4,055
Ag Price	US$ M	2,113	2,207	2,302	2,396	2,490
Mo Price	US$ M	2,142	2,222	2,302	2,381	2,461
Re Price	US$ M	2,225	2,263	2,302	2,340	2,378
Exchange Rate	US$ M	3,582	2,942	2,302	1,661	1,021
Cu Grade	US$ M	1,750	2,025	2,302	2,580	2,860
Au Grade	US$ M	461	1,380	2,302	3,226	4,166
Ag Grade	US$ M	2,136	2,219	2,302	2,384	2,467
Mo Grade	US$ M	2,157	2,229	2,302	2,374	2,446
Operating Cost	US$ M	3,366	2,834	2,302	1,769	1,237
Capital Cost	US$ M	2,956	2,629	2,302	1,975	1,648

Table 4. Output Variable Values for Project IRR
	IRR Sensitivity (%)
	−20.0%	−10.0%	0.0	+10.0%	+20.0%
Cu Price	11.7	12.0	12.4	12.7	13.1
AU Price	7.0	9.8	12.4	14.8	17.0
Ag Price	11.8	12.1	12.4	12.7	12.9
Mo Price	12.0	12.2	12.4	12.6	12.8
Re Price	12.2	12.3	12.4	12.5	12.6
Exchange Rate	15.5	14.0	12.4	10.7	8.8
Cu Grade	11.0	11.7	12.4	13.0	13.7
Au Grade	6.7	9.7	12.4	14.9	17.2
Ag Grade	11.9	12.1	12.4	12.6	12.9
Mo Grade	12.0	12.2	12.4	12.6	12.7
Operating Cost	14.9	13.7	12.4	11.0	9.5
Capital Cost	16.4	14.2	12.4	10.9	9.6

Capital and Operating Costs

The total capital cost for the Combined Project set out in the Preliminary Economic Assessment is estimated at US$3.465 billion, including a contingency amount of US$454 million, which is based on a contingency risk analysis, and the operating cost is estimated at $10.20 per tonne milled. The table below summarizes the break-down of capital costs. Operating costs are estimated at $10.20 per tonne milled, including operating costs for mining, process, general and administration, water treatment and surface services. Tailings operating costs are included in the sustaining capital costs. A total of 617 personnel are projected, including 309 personnel for mining, 228 personnel for process, and 80 personnel for general management and surface services.

Capital Costs	(US$)
Direct Works
Mine Area	713,543,403
Mill Area	583,760,234
Tailings Management, Reclaim Systems, Water Turbidity Control & Closure	473,247,267
Utilities	122,284,321
Site General	228,462,152
Temporary Facilities	93,130,187
Plant Mobile Equipment	7,471,367
Subtotal	2,221,898,930
Indirects
Project Indirects	709,062,326
Contingencies	454,542,568
Owner’s Costs	79,747,019
Subtotal	1,243,351,913
Total Capital Cost	3,465,250,843

DIVIDENDS

We have not, since the date of incorporation, declared or paid any dividends on our common shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on the earnings, if any, and our financial condition and such other factors as our directors consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, issuable in series. 85,470,086 Common Shares and no Preferred Shares were issued and outstanding as at the date of this AIF.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis.  Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “PVG”.  The following table set out the price ranges (high and low) and the volume traded for the Common Shares as quoted on the TSX for the periods indicated:

	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
March 1 – 17, 2011	$14.19	$10.30	$10.64	3,206,921
February 2011	$11.49	$6.29	$10.41	5,441,584
January 2011	$6.59	$6.01	$6.30	3,962,515
December 21 – 31, 2010	$6.39	$5.75	$6.39	2,940,900

The closing price of the Common Shares on the TSX on March 17, 2011 the last trading day before the date hereof, was $10.64 per Common Share.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Each of our CEO, CFO and the members of our Board agreed with the lead underwriters not to sell any of their Common Shares during the period of 180 days following December 21, 2010, the closing date of our initial public offering.  Silver Standard also agreed not to sell any of its Common Shares during the 180-day period following such date.  The number and percentage of our Common Shares that are subject to contractual restrictions on transfer are set out below:

Name or Category of Shareholder	Number of Common Shares	Percentage of Common Shares
Officers and Directors	3,438,128	3.4
Silver Standard	36,163,333	42.31

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company and the number of Common Shares held or controlled, directly or indirectly by such officer or director as of the date of this AIF.  Each director’s term will expire immediately prior to the first annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since	Number of Common Shares Held
Robert A. Quartermain British Columbia, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company October 2010 – present Retired – January 2010 to October 2010 Chief Executive Officer, Silver Standard – January 1985 – January 2010.	October 22, 2010	2,750,253
Peter J.A. de Visser British Columbia, Canada	Chief Financial Officer	Partner of DeVisser Gray LLP Chartered Accountants	–	40,000
Joseph J. Ovsenek British Columbia, Canada	Vice President, Chief Development Officer and Director	Vice President, Chief Development Officer of the Company, January 2011 – present Senior Vice President, Corporate Development, Silver Standard, September 2009 – January 2011. Senior Vice President, Corporate, Silver Standard, February 2003 – September 2009.	December 21, 2010	102,875
Kenneth McNaughton British Columbia, Canada	Vice President, Exploration	Vice President, Exploration of the Company – January 2011 to Present Vice President, Exploration, Silver Standard, July 1991 – January 2011.	–	500,000
John Smith(2) British Columbia, Canada	Director	Chief Executive Officer, Silver Standard – August 2010 – present. Vice President, Resourcing and Development, BHP Billiton – September 1991 to June 2010.	December 21, 2010	25,000
Christopher Noel Dunn(1)(2) New York, USA	Director	Partner – Niantic Advisors LLC, April 2009 - present. Managing Director, JP Morgan, May 2008 – February 2009. Senior Managing Director, Bear Stearns, May 2001 to May 2008.	October 22, 2010	Nil
Ross Mitchell(1)(2) British Columbia, Canada	Director	Retired, July, 2007 - present Vice President, Finance, Silver Standard January 1996 - July 2007	October 22, 2010	20,000
Tom S.Q. Yip(1)	Director	Vice President, Finance and Chief Financial Officer, Silver Standard July 2007 - present. Vice President and Chief Financial Officer at Asarco LLC May 2006 to June 2007.	February 15, 2011	25,000
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.

Shareholdings of Directors and Senior Officers

Our directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, 3,463,128 Common Shares representing approximately 4.1% of the issued and outstanding Common Shares and hold options to acquire an additional 4,175,000 Common Shares, representing approximately 4.7% of the Common Shares on a fully-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a ‘‘Cease Trade Order’’) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, none of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Christopher Noel Dunn was a director of a private venture capital company in the United Kingdom, Unica Communications Inc., which was unable to raise additional capital in late 2000. An administrator was appointed for the company on a voluntary basis on February 9, 2001, at which time all of the directors resigned.  The company was subsequently wound up by the administrator and the assets were sold.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest between the Company and any of our directors or officers as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies, including in particular Silver Standard, with businesses which may conflict with the our business.  Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

AUDIT COMMITTEE INFORMATION

Under National Instrument 52-110 (“NI 52-110”) companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor.  The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of Ross Mitchell (Chair), Christopher Noel Dunn and Tom S.Q. Yip, all of whom are independent and financially literate as such terms are defined in NI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Ross Mitchell is a Chartered Accountant who has over thirty years of experience holding senior positions in both mining and mineral exploration companies. He was Vice President, Finance of Westmin Resources Inc. from 1989 to 1995. In 1996, he became Vice President, Finance of Silver Standard and held this position until his retirement in 2007.

Christopher Noel Dunn has been an investment banker for over 25 years, advising companies, governments and supranational entities on financing and strategic issues. From September 1988 to May 1999, Mr. Dunn was at Goldman Sachs, managing a capital underwriting business in London. Mr. Dunn was at Bear Stearns from May 2001 to May 2008, and at JP Morgan from May 2008 to February 2009, as a leader of their respective investment banking practices in mining and metals. Mr. Dunn is now a partner in Niantic Advisors LLC, a private equity partnership focused on investing in real estate, natural resources and other physical assets.

Tom S.Q. Yip has over 25 years’ experience in the mining industry, including 20 years with Echo Bay Mines Ltd. where he held finance roles of increasing responsibility, including Vice-President, Finance and Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003. Prior to his current role with Silver Standard, he was Chief Financial Officer for Asarco, LLC.  Mr. Yip is currently the Chief Financial Officer of Silver Standard.

Pre-approval Policy

The Audit Committee meet with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The chair of the Audit Committee is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

External Auditor Service Fees

We have not yet paid any fees to PricewaterhouseCoopers LLP in respect of audit fees, audit-related fees, tax fees or other fees for services related to the performance of the audit or review of the Company’s financial statements.

RISK FACTORS

The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results. Readers should carefully consider the risks described below and elsewhere in by reference in this AIF.

Risks Related to the Business of the Company

We have no mineral properties in production or under development.

We do not currently have mineral properties under development. The future development of properties found to be economically feasible, and the development of which is approved by the Board, will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, First Nations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We have no history of production and no revenue from operations.

We are an exploration and development company and all of our properties are in the exploration stage. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We have estimated cash and cash equivalents of approximately $45 million. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties.

Dependence on the Brucejack Project and the Snowfield Project.

The only property interest we have is in the Snowfield Project and the Brucejack Project, which, together, form the Combined Project. Because the Combined Project has a limited life based on mineral resource estimates, if we commence production on the Combined Project we will be required to replace and expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Snowfield Project, the Brucejack Project or the Combined Project for its revenue and profits, if any.

In addition, actual development costs may differ materially from the Company’s estimates set out in the Preliminary Economic Assessment and may render the development of the Combined Project financially unfeasible. Should the development of the Snowfield Project, the Brucejack Project or the Combined Project, as applicable, turn out to be not possible or practicable, for political, engineering, technical or economic reasons, our business and financial position will be significantly and adversely affected.

Our resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this AIF and which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource estimates included in this AIF for the Combined Project are well established and reflect management’s best estimates, by their nature resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, copper, molybdenum and rhenium may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Combined Project.

A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Combined Project will ultimately be reclassified as proven or probable reserves.

Uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this AIF cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

We may not be able to obtain power at a cost that is economically feasible.

The Preliminary Economic Assessment contemplates that power for the project will be supplied through the proposed Northwest Transmission Line, which will be a 287 kV line running a distance of approximately 335 kilometres between Terrace and Bob Quinn Lake, with a connecting 45 kilometre long line from the Bell II substation approximately to a distribution substation at the Combined Project plant site. The Preliminary Economic Assessment assumes that the Northwest Transmission Line will be completed by 2012 and that our contribution to the costs of constructing the Northwest Transmission Line will be $20 million. The construction of the Northwest Transmission Line will require cooperation and agreement from multiple levels of government and First Nations as well as private third parties and is not within our control.

There is no guarantee that the Northwest Transmission Line will be completed by 2012 or at all or that our contribution will be limited to $20 million, or that the terms and amount of any required contribution requested will be acceptable to us. If the Northwest Transmission Line is not built, the Combined Project will not be economically feasible.

    We may not be able to complete the development and construction of the Combined Project as set out in the Preliminary Economic Assessment.

The Preliminary Economic Assessment sets out a possible course for development of the Combined Project. This scenario is based upon certain conditions and assumptions which are subject to variation and not all of which are within our control, including issues associated with mining in a glaciated area with steep terrain, high snowfall and potential for adverse environmental impacts and completion of the proposed tunnel, the Northwest Transmission Line and environmental assessments under federal and provincial legislation. Required variations from the Preliminary Economic Assessment may cause actual development costs to differ materially from the Company’s estimates set out in the Preliminary Economic Assessment, and there can be no assurance that we will be able to complete the development and construction of the Combined Project as set out in the Preliminary Economic Assessment or at all.

Changes in the market price of gold and other metals, which in the past have fluctuated widely, will affect operations.

Our profitability and long-term viability will depend, in large part, on the market price of gold, silver, copper, molybdenum and rhenium. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels.

We may incur losses for the foreseeable future.

We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

Market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for the Company’s production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labour disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems;

•	avalanches; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We cannot provide assurance that we will successfully acquire commercially mineable mineral rights.

Exploration for and development of gold properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

The economic feasibility of development projects is based upon many factors, including the accuracy of resource estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties, and may need to acquire additional properties.

Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire commercially mineable (or viable) mineral rights.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources and land;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

The proposed sites of the process plant and the tailings storage facility are contemplated in the Preliminary Economic Assessment to be located on the surface of mineral claims. Any use of such surface area for such purposes is subject to obtaining the necessary rights from the surface owner to do so.

We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the dewatering of Brucejack Lake, all as contemplated by the Preliminary Economic Assessment. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we has obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in our not being compensated for our prior expenditures relating to the property.

Risks inherent in acquisitions.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

We may be adversely affected by future fluctuations in foreign exchange rates.

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the Preliminary Economic Assessment summarized in this AIF, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized). Accordingly, our prospects may suffer due to adverse currency fluctuations.

 High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all. In particular, the mine plan in the Preliminary Economic Assessment contains variability in the numbers of qualified personnel and or equipment needed and therefore we will need to manage this variability in order to recruit and retain qualified personnel and equipment.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures in which we may participate in, or in ventures which we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Peter de Visser, Joseph J. Ovsenek and Kenneth McNaughton are currently our only executives. It will be necessary for us to recruit additional skilled and experienced executives and staff. Our inability to do so, or the loss of Mr. Quartermain or our other executives or our inability to attract and retain suitable replacements for them, or additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia. The Combined Project lies within traditional First Nation territory and in the Nass Area, as defined in the Nisga’a Final Agreement. However, there can be no guarantee that the unsettled nature of land claims in British Columbia by other First Nations in British Columbia as well as the rights of the Nisga’a under the Nisga’a Final Agreement will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Company’s projects. In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations groups and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations groups.

Potential inability to attract development partners.

The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

Risks Related to the Acquisition

Potential liabilities associated with the Acquisition.

Although we conducted due diligence with respect to the Snowfield Project and the Brucejack Project and the Combined Project Assets prior to our acquisition of such assets in December 2010, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Combined Project Assets and those representations were further limited by time and by the knowledge of the persons giving such representations. Also, under the Acquisition Agreement the Company agreed to assume, among other things, all environmental liabilities, in respect of the Combined Project Assets. Although we are not aware of any specific material liabilities, such liabilities may be unknown and accordingly the potential monetary cost of such liabilities is also unknown.

Integration of the Combined Project Assets upon Completion of the Acquisition.

Prior to the completion of the Acquisition in December 2010 we had no operations.  Since that time we have hired only a few employees other than our management team.  We need to hire additional personnel, to continue to integrate the Combined Project Assets into our business and manage the overall development of the Combined Project Assets. We may encounter difficulties in hiring additional qualified personnel and managing the integration of the Combined Project Assets, which may result in delays in exploration and development and higher than anticipated exploration and development costs.

The Transition Services Agreement may be terminated by Silver Standard.

Until we recruit employees to perform certain of the functions covered by the Transition Services Agreement, we are dependent on Silver Standard to provide such services contemplated by such agreement. Silver Standard has the right to terminate the Transition Services Agreement with effect at any time from and after the date which is six months after the date of closing of the Acquisition (December 21, 2010) on 60 days’ prior written notice. Our inability to attract or recruit required employees prior to the expiration of the term of the Transition Services Agreement, or Silver Standard’s earlier termination of it, may have a material adverse effect on our business and financial condition.

Risks Related to the Common Shares

Silver Standard owns a significant number of Common Shares and is in a position to influence our governance and operations.

 Silver Standard holds 42.31% of our outstanding Common Share on a fully diluted basis. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard will be entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that such Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by Silver Standard or other shareholders could decrease the value of the Common Shares. We cannot predict the size of future sales by Silver Standard or other shareholders, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our Common Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

PROMOTER

Robert A. Quartermain, our President and Chief Executive Officer, may be considered to be a promoter of the Company within the meaning of relevant Canadian securities legislation. As of the date of this AIF, Mr. Quartermain beneficially owns 2,750,253 Common Shares, representing 3.2% of our issued and outstanding Common Shares.

Mr. Quartermain has received $80,512 in remuneration in his personal capacity as an officer of the Company since October 22, 2010, and has received a grant of 1,700,000 options under our Stock Option Plan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three years preceding the date of this AIF.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of the Closing, the only material contracts which the Company has entered or will enter into are set out below.  Copies of such agreements will be available under the Company’s profile on SEDAR at www.sedar.com.

1.	the Acquisition Agreement;

2.	the Underwriting Agreement;

3.	the Investor Rights Agreement; and

4.	the Transition Services Agreement.

INTEREST OF EXPERTS

Pretivm’s auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia as at the date of their audit report.

None of the following companies, partnerships or persons, each of whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the following companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company:

(a)
Wardrop Engineering Inc. or Hassan Ghaffari, P.Eng., Honorio Narciso, P.Eng., Jianhui (John) Huang, P.Eng., Malcom M. Cameron, P.Eng., Scott Cowie, MAusIMM, Daniel J. Sweeney, P.Eng., or J. Michael Boyle, P.Eng., of Wardrop;

(b)	AMC Mining Consultants (Canada) Ltd. or Gregory R. Hollett, P.Eng., of AMC;

(c)	P&E Mining Consultants Inc. or Eugene Puritch, P.Eng., Fred H. Brown, Pr.Sc.Nat., or Tracy Armstrong, P.Geo., of P&E;

(d)	BGC Engineering Inc. or Lori-Ann Wilchek, P.Eng. or H. Warren Newcomen, P.Eng., of BGC;

(e)	Rescan Environmental Services Ltd. or Paul Greissman, P.Eng., of Rescan; or

(f)	Kenneth C. McNaughton, M.A.Sc., P.Eng.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial, also filed on SEDAR.  In addition, copies of these documents may be obtained from the Company by contacting the Company at #1600 – 570 Granville  Street, Vancouver, British Columbia V6C 3P1, telephone: (604) 558-1784, fax: (604) 558-4784.

APPENDIX 1

PRETIVM RESOURCES INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 9, 2010

I.           Purpose of Audit Committee of Pretivm Resources Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.           Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such director’s independent judgement, and who otherwise satisfies the definition of “independent” as set forth by National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements or must become.  A director committee who is not financially literate may be appointed to the committee provided that such director becomes financially literate within a reasonable period of time following such appointment.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including NI 52-110, for reasons outside that member’s reasonable control, that person may remain an audit committee member until the earlier of the next annual meeting of the shareholders or the date that is six months from the occurrence of the event that caused the member to no longer be independent.

III.           Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other advisors that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.           Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.           Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.           Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.           Specific Duties

In meeting its responsibilities, the Committee is expected to:

1
Select and recommend to the Board the independent accountants for the Company, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1
Pretivm Resources Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Pretivm Resources Inc.
c/o Audit Committee
Attn:  Lead Director
Christopher Dunn

3	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.